EXHIBIT 99.1

Petro Travel Plaza Holdings LLC

Consolidated Financial Statements

For the Years Ended

December 31, 2009, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Partners

Petro Travel Plaza Holdings LLC

We have audited the accompanying consolidated balance sheets of Petro Travel Plaza Holdings LLC (“the Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in partners’ capital, and cash flows for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Petro Travel Plaza Holdings LLC at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts

March 1, 2010

PETRO TRAVEL PLAZA HOLDINGS LLC

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$14,059	$15,335
Inventories	1,835	1,068
Due from affiliates	—	85
Other current assets	235	100

Total current assets	16,129	16,588

Property and equipment, net	45,414	29,896
Other assets	342	24

Total assets	$61,885	$46,508

Liabilities and Partners’ Capital
Current liabilities:
Current portion of long-term debt	$537	$9,673
Due to affiliates	1,900	—
Accrued expenses and other current liabilities	1,833	863

Total current liabilities	4,270	10,536

Other long-term liabilities	598	154
Long-term debt, excluding current portion	19,287	—

Total long-term liabilities	19,885	154

Total liabilities	24,155	10,690

General partners’ capital	38,157	35,818
Accumulated other comprehensive income (loss)	(427)	—

Total partners’ capital	37,730	35,818
Total liabilities and partners’ capital	$61,885	$46,508

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC

CONSOLIDATED INCOME STATEMENTS

(in thousands)

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
			(UNAUDITED)
Revenues:
Fuel (includes motor fuel taxes)	$46,580	$68,642	$75,402
Nonfuel	12,384	12,725	14,095

Total revenues	58,964	81,367	89,497

Costs and expenses:
Costs of sales:
Fuel (includes motor fuel taxes)	40,607	62,113	69,251
Nonfuel	5,354	5,722	6,294
Operating expenses	8,680	7,379	8,727
General and administrative expenses	645	416	386
Depreciation and amortization expense	967	1,108	1,038

Total costs and expenses	56,253	76,738	85,696

Operating income	2,711	4,629	3,801

Interest income	55	125	385
Interest expense	(427)	(703)	(810)

Net income	$2,339	$4,051	$3,376

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(in thousands)

	General Partners’ Capital	Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital
Balances, January 1, 2007	$10,967	$106	$11,073

Net income (unaudited)	3,376	—	3,376
Unrealized loss on cash flow hedging derivative:
Change in designation for derivative (unaudited)		(106)	(106)

Net change in unrealized gain (unaudited)		(106)	(106)

Comprehensive income (unaudited)			3,270

Balances, December 31, 2007 (unaudited)	14,343	—	14,343

Net income	4,051	—	4,051
Capital contributions	17,424		17,424

Balances, December 31, 2008	35,818	—	35,818

Net income	2,339	—	2,339
Unrealized loss on cash flow hedging derivative	—	(427)	(427)

Comprehensive income			1,912

Balances, December 31, 2009	$38,157	$(427)	$37,730

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
			(UNAUDITED)
Cash flows from operating activities:
Net income	$2,339	$4,051	$3,376
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	967	1,108	1,038
Deferred debt issuance cost amortization	4	2	2
Increase (decrease) from changes in:
Trade accounts receivable	—	—	799
Inventories	(767)	168	(216)
Other current assets	(135)	(95)	26
Due to/from affiliates	1,985	2,812	(2,970)
Accrued expenses and other current liabilities	970	(47)	(1,756)
Other, net	(39)	41	98

Net cash provided by operating activities	5,324	8,040	397

Cash flows from investing activities:
Purchases of property and equipment	(16,477)	(5,076)	(472)

Net cash used in investing activities	(16,477)	(5,076)	(472)

Cash flows from financing activities:
Borrowings of term debt	20,000	—	—
Repayments of term debt	(9,849)	(691)	(691)
Payment of debt issuance costs	(274)	—	—
Capital contribution	—	6,970	—

Net cash provided by (used in) financing activities	9,877	6,279	(691)

Net increase (decrease) in cash and cash equivalents	(1,276)	9,243	(766)
Cash and cash equivalents, beginning of period	15,335	6,092	6,858

Cash and cash equivalents, end of period	$14,059	$15,335	$6,092

Supplemental cash flow information -
Interest paid during the period	$616	$523	$805
Non-cash activities -
Net change in unrealized gain on cash flow hedging derivative	427	—	—
Capital contribution of land	—	10,454	—

The accompanying notes are an integral part of these consolidated financial statements.

(1) Company Formation and Description of Business

Company Formation

Petro Travel Plaza Holdings LLC (the “Company”), a Delaware limited liability company, was formed on October 8, 2008 by Tejon Development Corporation, a California corporation (“Tejon”) and TA Operating LLC, a Delaware limited liability company (“TA”) to develop and operate two travel plazas in Southern California. The Company has two wholly owned subsidiaries: Petro Travel Plaza LLC (“PTP”) and East Travel Plaza LLC (“ETP”), each of which is a California limited liability company.

PTP was formed on December 5, 1997, by Tejon and Petro Stopping Centers, L.P., a Delaware limited partnership (“Petro”) to develop and operate one travel plaza in Southern California that began operations in 1999. Petro was acquired by TA’s parent company in 2007 and was merged into TA in 2008. As a result, TA became the owner of Petro’s interest in PTP. Hereinafter both TA and Petro are referred to as TA. Tejon and TA both contributed their ownership in PTP to the Company, and the results of PTP are included for all periods presented. The formation of the Company during 2008 was a change in legal entity structure, and did not represent a business combination.

ETP was formed on October 8, 2008, to develop a travel plaza, and had no operations until December 2009, when that travel plaza was complete and began operations.

The partners and their interests in the Company are as follows:

General Partners
Tejon Development Corporation	60.0%
TA Operating LLC	40.0%

These consolidated financial statements include PTP’s results for the periods prior to October 8, 2008, and for the Company and its subsidiaries on or after October 8, 2008.

Description of Business

The Company has two travel plazas. One travel plaza, owned by PTP, operates under the Petro brand and the other travel plaza, which is owned by ETP and began operations in December 2009, operates under the TravelCenters of America brand. The travel plazas offer a broad range of products, services and amenities, including diesel fuel, a full service restaurant, truck maintenance and repair services, travel stores, three separate convenience stores with gasoline islands for highway motorists and multiple branded fast food offerings.

(2) Summary of Significant Accounting Policies

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board, or FASB, issued The FASB Accounting Standards CodificationTM, or the Codification. The Codification is the single source of authoritative nongovernmental U.S. generally accepted accounting principles (“GAAP”) and is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification did not cause any material change to the Company’s current accounting practices.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries PTP and ETP. Intercompany transactions, profits and balances are eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers as cash equivalents all highly liquid investments with an original maturity of three months or less. Cash equivalents at December 31, 2009 and 2008, were comprised of bank deposits and investments in money market funds.

Accounts Receivable

Pursuant to the terms of the Company’s Limited Liability Company Operating Agreements (the “Operating Agreement”), as amended, TA provides cash management services to PTP, including the collection of accounts receivable. Accounts receivable are periodically transferred to TA for collection and any amounts for which PTP has not received payment from TA are reflected as due from affiliates in the accompanying balance sheets.

Inventories

Inventories are stated at the lower of weighted average cost or market.

Property and Equipment

Property and equipment are recorded at historical cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets. Repairs and maintenance are charged to expense as incurred, and amounted to $447, $353 and $466 for the years ended December 31, 2009, 2008 and 2007, respectively. Renewals and betterments are capitalized. Gains or losses on disposal of property and equipment are credited or charged to income.

Debt Issuance Costs

Costs incurred in obtaining long-term financing are amortized over the life of the related debt using the effective interest method as a component of interest expense. During 2009, the Company refinanced its former note payable, which resulted in the payment of debt issuance costs and resulted in the write off of the fully amortized debt issuance costs related to the former note payable. At December 31, 2009 and 2008, debt issuance costs included in other assets on the balance sheet were $274 and $152, respectively, and accumulated amortization of debt issuance costs was $2 and $150, respectively.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Environmental Liabilities and Expenditures

Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to the matter and considers factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of similar contamination. Any such liabilities would be exclusive of claims against third parties and are not discounted. At December 31, 2009 and 2008, no accrual was deemed necessary based on existing facts and circumstances.

Asset Retirement Obligations

Asset retirement costs are capitalized as part of the cost of the related long-lived asset and such costs are allocated to expense using a systematic and rational method. To date these costs relate to our obligation to remove underground storage tanks used to store fuel and motor oil. We record a liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long lived asset at the time an underground storage tank is installed. We amortize the amount added to property and equipment and recognize accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tank. We base the estimated liability on our historical experiences in removing these assets, estimated useful lives, external estimates as to the cost to remove the assets in the future and regulatory and/or contractual requirements. An asset retirement obligation of approximately $115 and $73 has been recorded as a liability as of December 31, 2009 and 2008, respectively. The increase between years is the result of accretion of the liability of $6 and the acquisition of additional liabilities of $36 in 2009 for underground storage tanks installed during the year.

Derivative Instruments and Hedging Activities

The Company records derivative instruments on the balance sheet as either an asset or liability measured at its fair value. Changes in the fair value of derivative instruments are recorded in other comprehensive income to the extent that hedge accounting criteria are met and that the hedge is effective. Special accounting for qualifying hedges allows a derivative’s gain or loss to offset related results on the hedged item in the income statement at the time those gains or losses are realized and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

In March 2008, the FASB issued new guidance related to the Derivatives and Hedging Topic of the Codification. This guidance enhances financial disclosure by requiring that objectives for using derivative instruments be described in terms of underlying risk and accounting designation in the form of tabular presentation, requiring transparency with respect to the entity’s liquidity from using derivatives, and cross-referencing an entity’s derivative information within its financial footnotes. This guidance is effective for financial statements issued for fiscal years beginning after November 15, 2008, which was the Company’s fiscal year beginning January 1, 2009. The adoption of this guidance did not cause any material change to the Company’s financial statements.

Revenue Recognition

The Company recognizes revenue from the sale of fuel and non-fuel products and services at the time delivery has occurred and services have been performed.

Motor Fuel Taxes

Certain motor fuel taxes are collected from consumers and remitted to governmental agencies by the Company. Such taxes were $7,051, $7,676 and $10,518, for the years ended December 31, 2009, 2008 and 2007, respectively, and are included in net revenues and cost of sales in the accompanying income statements.

Advertising and Promotion

Costs incurred in connection with advertising and promotions are expensed as incurred. Advertising and promotion expenses of $151, $161 and $195 were incurred for the years ended December 31, 2009, 2008 and 2007, respectively, which are included in operating expenses in the accompanying income statements.

Income Taxes

The Company is not subject to federal or state income taxes. Results of operations are allocated to the partners in accordance with the provisions of the Company’s Operating Agreement and reported by each partner on its federal and state income tax returns. The taxable income or loss allocated to the partners in any one year generally varies substantially from income or loss for financial reporting purposes due to differences between the periods in which such items are reported for financial reporting and income tax purposes.

Subsequent Events

Effective June 30, 2009, the Company adopted the Subsequent Events Topic of the Codification. This topic establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued.

(3) Inventories

Inventories at December 31, 2009 and 2008 consisted of the following:

	2009	2008
	(in thousands)
Non fuel merchandise	$1,454	$839
Petroleum products	381	229

Inventories	$1,835	$1,068

(4) Property and Equipment

Property and equipment, at cost, as of December 31, 2009 and 2008 consisted of the following:

	Estimated Useful Lives	2009	2008
	(years)	(in thousands)
Land		$17,717	$17,717
Buildings and improvements	10-40	32,440	16,015
Furniture and equipment	3-10	6,208	6,155
Construction in progress		869	875

		57,234	40,762
Less accumulated depreciation		11,820	10,866

Property and equipment, net		$45,414	$29,896

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was $959, $1,083 and $1,035, respectively. During 2009, interest capitalized as part of property, plant and equipment was $180. The Company did not capitalize interest during 2008 or 2007.

(5) Long-Term Debt

Long-term debt at December 31, 2009 and 2008 consisted of the following:

	2009	2008
	(in thousands)
Note payable to a bank, or note payable, dated August 21, 2009, with a scheduled maturity of August 15, 2012, in an original principal amount of $20.0 million.	$19,824	$—

Former note payable to a bank, dated June 4, 1999, with a scheduled maturity of September 5, 2009, in an original principal amount of $13.0 million as amended, supplemented, and/or modified	—	8,255

Former note payable to a bank, dated December 1, 2002, with a scheduled maturity of September 5, 2009, in an original principal amount of $1.8 million as amended, supplemented, and/or modified.	—	1,418

Total long-term debt	19,824	9,673
Less current portion	537	9,673

Long-term debt, excluding current portion	$19,287	$—

We entered into a note payable with a bank in August 2009, which replaced the former notes payable that were due to mature in September 2009. The note payable matures in August 2012. This debt carries certain financial covenants, with which the Company was in compliance at December 31, 2009. Scheduled monthly principal payments are $44 per month until August 2010; $47 per month from September 2010 through August 2011; and $50 per month from September 2011 through July 2012, with the final installment of $18,366 due at maturity. Interest at LIBOR plus 3.5% is payable monthly. The Company has an interest rate swap, or the swap, on the note payable that is more fully described in Note 11. The interest rate on the note payable when the effect of the interest rate swap is considered was 6.05% at December 31, 2009. The note payable is collateralized by the Company’s real property.

The Company’s weighted average interest rates were 5.50% and 5.76% during 2009 and 2008, respectively.

Future minimum principal payments due on the note payable as of December 31, 2009, were as follows:

Year ending December 31,	Total
2010	$537
2011	571
2012	18,716

Total	$19,824

(6) Accrued Expenses and Other Current Liabilities:

Accrued expenses and other current liabilities at December 31, 2009 and 2008 consisted of the following:

	2009	2008
	(in thousands)
Accrued expenses:
Taxes payable - other than income taxes	$603	$290
Accrued wages and benefits	244	105
Interest payable	57	37
Accrued capital expenditures	725	—
Fair value of swap	—	175
Other current liabilities	204	256

Total	$1,833	$863

(7) Related-Party Transactions

Amounts due to and from affiliates as of December 31, 2009 and 2008 consisted of the following:

	2009	2008
	(in thousands)
Due from TA Operating LLC	$—	$85

Due to TA Operating LLC	$1,900	$—

Pursuant to the terms of the Company’s Operating Agreement, TA manages the travel plazas and is responsible for the administrative, accounting, and tax functions of the Company. TA receives a management fee for providing these services. The Company paid management fees in the amounts of $645 for the year ended December 31, 2009 and $416 for both of the years ended December 31, 2008 and 2007.

The employees at the travel plazas are TA employees. In addition to the management fees described above, the Company reimbursed TA for wages and benefits related to these employees which aggregated $4,578, $3,665 and $4,739 in 2009, 2008 and 2007, respectively, and was recorded in operating expenses on the accompanying consolidated income statements.

In addition to management services and staffing provided by TA, the Company’s Operating Agreement grants the Company the right to use all of TA’s names, trade names, trademarks and logos to the extent required in the operation of the Company’s travel plaza.

(8) Partners’ Capital

Ownership

Tejon and TA are the General Partners of the Company. In October, 2008, TA made a capital contribution to the Company in the amount of $7.0 million in cash in conjunction with Tejon contributing developable land valued at $10.5 million to the Company, such that Tejon’s and TA’s ownership percentages did not change.

Allocations of Income

In any fiscal year, the Company’s profits or losses shall be allocated 60.0% to Tejon and 40.0% to TA per the terms of the Operating Agreement.

Allocations of Distributions

At any such time that there is a distribution from the Company, that distribution shall be allocated 60.0% to Tejon and 40.0% to TA per the terms of the Operating Agreement.

(9) Employee Benefits

The employees at the travel plazas are TA employees. TA sponsors a defined contribution retirement plan under Internal Revenue Code Section 401(k) covering substantially all of its employees (the “Plan”). TA contributions equal 50.0% of the participants’ contributions up to 4.0% of the participants’ annual salary and aggregated approximately $16, $34 and $8 for the years ended December 31, 2009, 2008 and 2007, respectively, which were reimbursed by the Company. The Company suspended matching contributions in May 2009.

(10) Commitments and Contingencies

From time to time the Company is involved in ordinary routine litigation incidental to the business for which estimates of losses have been accrued, when appropriate. In the opinion of management, such proceedings will not have a material adverse effect on the financial position or results of operations.

(11) Financial Instruments

The Company has only limited involvement with derivative financial instruments and does not use them for trading or speculative purposes. The Company uses derivatives to manage well-defined interest rate risks. At December 31, 2009 and 2008, the Company was party to interest rate swap agreements to hedge the interest rate risk associated with the note payable and a former note payable. The swap is not an exchange traded instrument. The Company measures the fair value of the swap based on observable inputs for similar assets or liabilities, primarily the 30 day LIBOR yield curve, which input is classified as a level two input. Level two inputs are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

The Company accounts for the swap as a cash flow hedge. Changes in the fair value of the swap are recorded in other comprehensive income (loss) to the extent that the hedge is effective. Under the agreement entered in August 2009 in conjunction with the note payable, the Company pays a fixed rate of 2.55% in exchange for a floating rate based on LIBOR on the notional amount as determined monthly. The transaction converts the Company’s interest rate exposure from a floating rate to a fixed rate basis. At December 31, 2009, the swap agreement had a notional amount of $19,824 and was highly effective. As of December 31, 2009 and 2008, the fair values of the interest rate swaps were recognized liabilities of $427 and $175, respectively. The Company expects approximately $385 associated with the swap to be recognized as an increase of interest expense over the next twelve months as the hedged interest payments become due. At December 31, 2009, the fair value of the swap is included in long term liabilities, as the agreement expires in August 2012. At December 31, 2008, the fair value of the former swap agreement was included in accrued expenses and other current liabilities. The former swap agreement was accounted for as a fair value hedge and changes in its fair value were recorded in the Company’s consolidated income statements.

The primary risks associated with interest rate swaps are the exposure to movements in interest rates and the ability of the counterparties to meet the terms of the contracts. Based on review and assessment of counterparty risk, the Company does not anticipate non-performance by the other party. The Company does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of its counterparty.

The fair value of PTP’s financial instruments is the amount at which assets and liabilities could be settled in an orderly transaction among market participants. The Company uses the market approach and income approach to value assets and liabilities, as appropriate. The Company’s interest rate swaps were measured at fair value on a recurring basis during 2009 and 2008.

	Fair Value	Level 1	Level 2	Level 3
Interest rate swap	$(427)	$—	$(427)	$—

Total liabilities	$(427)	$—	$(427)	$—

The fair value of the Company’s long-term debt at December 31, 2009 and 2008 was approximately $19,927 and $9,631, respectively.

(12) Environmental Matters

The Company’s operations and travel plazas are subject to extensive federal and state legislation, regulations, and requirements relating to environmental matters. The Company uses underground storage tanks (“UST”) to store petroleum products and motor oil. Statutory and regulatory requirements for UST systems include requirements for tank construction, integrity testing, leak detection and monitoring, overfill and spill control, and mandate corrective action in case of a release from a UST into the environment. The Company is also subject to regulation relating to vapor recovery and discharges into the water. Management believes that the Company’s USTs are currently in compliance in all material respects with applicable environmental legislation, regulations, and requirements.

Where required or believed by the Company to be warranted, the Company takes action at its travel plazas to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the Company or other parties. In light of the Company’s business and the quantity of petroleum products that it handles, there can be no assurance that hazardous substance contamination does not exist or that material liability will not be imposed in the future. See Note (2) for a discussion of its accounting policies relating to environmental matters.

The Company accrues liabilities for certain environmental remediation activities consistent with the policy set forth in Note (2). In management’s opinion, at December 31, 2009 and 2008, no accrual was necessary based on existing facts and circumstances. The Company accrues for environmental remediation expenses based upon initial estimates obtained from contractors engaged to perform the remediation work as required by local, state, and federal authorities. It is often difficult to predict the extent and the cost of environmental remediation until work has commenced and the full scope of the contamination determined. Accruals are periodically evaluated and updated as information regarding the nature of the clean up work is obtained. In the event that future remediation expenditures are in excess of amounts accrued, management does not anticipate that they will have a material adverse effect on the financial position or results of operations of the Company. Actual results, however, could differ from estimated amounts and those differences could be material.